Exhibit 99.1

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Security Class

Holder Account Number

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Form of Proxy - Special Meeting to be held on January 31, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however; if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am, Pacific Time, on January 27, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

03DE10056.E.SEDAR/000001/000001/i

Appointment of Proxyholder
I/We, being holder(s) of Petaquilla Minerals Ltd. hereby appoint: Joao Manuel, Chief Executive Officer, or failing him, Janet Francis, VP Corporate Affairs,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Petaquilla Minerals Ltd. to be held at the offices of Petaquilla Minerals Ltd., Suite 410, 475 West Georgia Street, Vancouver, BC, on January 31, 2011 at 10:00 AM Pacific Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Private Placement Offering	☐	☐
To consider and, if thought fit, to approve an ordinary resolution authorizing the Company to complete the private placement of subscription receipts, as described in the information circular accompanying this notice, including the issuance of and payment by the Company of:
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(a) 16,000,000 common shares in the capital of the Company and 16,000,000 common share purchase warrants, with each common share purchase warrant being exercisable to acquire one additional common share in the capital of the Company subject to the terms and conditions of the warrant certificates, to subscribers of the 16,000,000 subscription receipts, at no additional consideration;

(b) 800,000 finder options as compensation to the Finders with the finder options entitling the holders to acquire an aggregate of 800,000 units at $1.00 Canadian per unit, whereby the units are convertible to 800,000 common shares in the capital of the Company and 800,000 common share purchase warrants, with each warrant being exercisable to acquire one additional common share in the capital of the Company subject to the terms and conditions of the warrant certificates; and

(c) $800,000 Canadian dollars as cash compensation to the Finders for introducing subscribers to the Company.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

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